EXHIBIT 21.1

SUBSIDIARIES AS OF DECEMBER 31, 2003

Name	Jurisdiction of Incorporation	Percent Ownership
GolfWeb	California	100%
Sports.com Limited	United Kingdom	38%
Commissioner.com, Inc.	New York	100%
MVP.com Sports, Inc.	Delaware	100%
SBX Acquisition Corp.	Delaware	100%